

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 2, 2014

<u>Via E-mail</u>
Robert Walter Frei
Chief Executive Officer
Gala Global Inc.
2780 South Jones Blvd. #3725
Las Vegas, NV 89146

> **Re: Gala Global Inc.**
> **Amendment No. 1 to Form 10-K for the**
> **Fiscal Year Ended November 30, 2013 filed April 30, 2014**
> **File No. 333-172744**

Dear Mr. Frei:

We have reviewed your filing and response and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing any information you provide in response to these comments, we may have additional comments.

Amendment No. 1 to Form 10-K for the Fiscal Year Ended November 30, 2013

Item 9A. Controls and Procedures, page 3

1.   We note your revised disclosures indicate that you were unable to conclude on the effectiveness of your disclosure controls and procedures ("DC&P") as of November 30, 2013. Please complete your assessment and amend your filing to disclose your conclusion as to whether your DC&P were effective or not effective as of November 30, 2013 as required by Item 307 of Regulation S-K, without using qualifying or alternative language. Given the omission of management's report on internal control over financial reporting from your Form 10-K originally filed April 18, 2014, it also appears evident that your disclosure controls and procedures were not effective.

Management's Report on Internal Control over Financial Reporting, page 3

2.   Please tell us whether you applied the 1992 COSO Framework or the Updated
        Framework. In addition, since either framework is acceptable until December 15, 2014,
        the date COSO will consider the 1992 Framework superseded by the Updated
        Framework, please disclose the framework applied in your amended filing.

Form 10-Q for the Fiscal Quarter Ended February 28, 2014

Item 4. Controls and Procedures, page 7
Management's Report on Internal Control over Financial Reporting, page 7

3.   We note for the quarter ended February 28, 2014 your disclosures indicate that the
        Company maintained effective internal control over financial reporting, your disclosure
        controls and procedures were effective, and there were no changes that occurred in your
        internal control over financial reporting. Please clarify if you have remediated the
        material weaknesses identified in the amended Form 10-K for the year ended November
        30, 2013. To the extent you have remediated the material weaknesses, please amend
        your filing to provide disclosure of the changes as required by Item 308(c) of Regulation
        S-K. Otherwise, please explain the inconsistency.

        You may contact Myra Moosariparambil at (202) 551-3796 or Craig Arakawa at (202)
551-3650 if you have questions regarding comments on the financial statements and related
matters. Please contact me at (202) 551-3871 with any other questions.

                                            Sincerely,

                                            /s/Tia L. Jenkins

                                            Tia L. Jenkins
                                            Senior Assistant Chief Accountant
                                            Office of Beverages, Apparel, and
                                            Mining